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UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49217

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AET INVESTMENT SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6501 N CEDAR ST, BUILDING 4 SUITE C
(No. and Street)

SPOKANE	WA	99208
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KIM SMITH	702-534-4585	KIM.S@AETRUST.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FERRARA CPA
(Name – if individual, state last, first, and middle name)

100 HORIZON CENTER BLVD	HAMILTON	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVE LARSEN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AET INVESTMENT SERVICES, LLC, as of 12/31, 2 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC
Commission Number 23030286
Angela M Perkins
My Appointment Expires 8/23/2027
STATE OF WASHINGTON

Signature: ____________

Title:
CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AET Investment Services, LLC
(SEC I.D. No. 8-49217)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2024

(Including Report of Independent Registered Public Accounting Firm)

Ferrara CPA

100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

Report of Independent Registered Public Accounting Firm

To: The Member
AET Investment Services, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of AET Investment Services, LLC (formerly known as AET Financial Services, LLC) as of December 31, 2024, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of AET Investment Services, LLC as of December 31, 2024 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of AET Investment Services, LLC's management. My responsibility is to express an opinion on AET Investment Services, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to AET Investment Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of AET Investment Services, LLC's financial statements.

The supplemental information is the responsibility of AET Investment Services, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as AET Investment Services, LLC's auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
March 20, 2025

AET Investment Services, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash	$	27,734
Deposit with Clearing Broker		125,160
Prepaid Expenses		9,616
Total Assets	**$**	**162,510**

LIABILITIES AND MEMBER EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	85,341
Commitments and Contingencies (Note F)		
Member Equity		77,169
Total Liabilities and Member Equity	**$**	**162,510**

See accompanying notes.

AET Investment Services, LLC

STATEMENT OF OPERATIONS

December 31, 2024

Revenue		
Interest income	$	127
Expenses		
Clearance Fees Paid to Broker-Dealers		117,637
Compensation Expense		110,111
General and Administrative		2,784
Professional Fees		463,763
Promotional Fees		8,638
Regulatory Fees		12,688
Technology Fees		58,069
Total Expenses		773,690
Net Loss	$	(773,563)

See accompanying notes.

AET Investment Services, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

December 31, 2024

		Member Equity
Balance at December 31, 2023	$	179,732
Capital Contributed		671,000
Net Loss		(773,563)
Balance at December 31, 2024	$	77,169

See accompanying notes.

AET Investment Services, LLC
STATEMENT OF CASH FLOWS
December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(773,563)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
(Increase) Decrease in Operating Assets:		
Deposit with Clearing Broker		(127)
Prepaid Expense		1,705
Increase (Decrease) in Operating Liabilites:		
Accounts Payable and Accured Expenses		80,306
Net cash used in Operating Activities		(691,679)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributed		671,000
Net decrease in cash		(20,679)
Cash at Beginning of Year		48,413
Cash at End of Year	$	27,734

Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes

A. ORGANIZATION AND NATURE OF BUSINESS:

AET Investment Services, LLC (the "Company") was organized on May 24, 2021, LLC under the laws of the State of Nevada. The Company is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company holds no customer funds or securities and does not participate in the underwriting of Securities.

The Company is a broker-dealer whose planned principal operations are to refer retail customers to its trading platform.

The Company's activities are subject to significant risks and uncertainties, including the risk and uncertainty that planned operations do not materialize as planned. The Company has incurred significant operating losses since inception and has primarily relied on capital contributions from its sole shareholder to fund its operations. As of December 31, 2024, the Company had an accumulated deficit of $561,260. Management expects that the existing cash of $27,734 as of December 31, 2024 and income from operating activities will be sufficient to fund the Company's current operating plan for at least the next 12 months from the date of issuance of these financial statements.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at December 31, 2024, and the reported amounts of revenues and expenses for the years then ended. Actual results and amounts may differ from the estimates.

Cash and Equivalents

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2024. Cash is held at a financial institution and is insured by the Federal Deposit Insurance Corporation.

Revenue Recognition

Revenue (if any), is recorded in accordance with ASC 606, is recognized when: (i) a contract with a client has been identified,

(ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time or point in time.

The Company did not record any revenue during the year ended December 31, 2024.

Allowance for Doubtful Accounts

For financial reporting purposes, the Company utilizes the reserve method to account for possible uncollectible accounts. Accounts deemed to be uncollectible are charged against the reserve in the year that the account is determined to be uncollectible. For the year ended December 31, 2024, management has determined that no reserve for uncollectible accounts is necessary.

Income Taxes

The Company is organized as a Limited Liability Company LLC for federal income tax purposes. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The amount of income or loss allocable to the member is subject to examination by federal and state taxing authorities. In the event of an examination, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Tax. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition as of December 31, 2024. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2020.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2024.

General and Administrative Expenses

General and administrative costs are expensed as incurred.

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2. Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.
Level 3. Inputs are unobservable for the assets or liability.

Fair Value Hierarchy- continued

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note E Fair Value"

C. Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2024, the Company had net capital of $67,553, which was $61,864 in excess of its required minimum net capital of $5,689. The Company had an AI/NC ratio of 1.2633 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company does not claim exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its (k)(2)(ii) exemption and Footnote 74 of SEC Release 34-70073.

D. Concentration of Credit Risk

During the year ended December 31, 2024 the Company did not have any trade accounts receivable and no revenues from business operations were recorded.

The Company maintains its cash at a financial institution in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2024. As of December 31, 2024 there were no cash balances held in any accounts that were not fully insured.

E. Fair Value

Cash, trade receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

F. Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2024 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2024 or during the year then ended.

G. Related Party Transactions

There were no related party transactions.

H. Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2024 the Company had implemented such policies and procedures.

I. Segment Reporting

The Company is engaged in a single line of business which consists exclusively of referring retail customers to it's trading platform. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and to manage the Company. Additionally, the CODM considers capital adequacy in making operational decisions, including whether to reinvest profits or distribute dividends.

The Company's operations constitute a single operating segment and therefore a single reportable segment, as the CODM manages all business activities based on the consolidated financial information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment align with those described in the summary of significant accounting policies.

The Company did not record any revenue during the year ended December 31, 2024.

J. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of March 20, 2025 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2024

AET Investment Services, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15C 3-1

December 31, 2024

Schedule I

NET CAPITAL		
Total Equity	$	77,169
Less Non-allowable Assets:		
Other assets		(9,616)
Non-allowable Assets		(9,616)
Tentative Net Capital		67,553
Less Haircuts		-
NET CAPITAL	$	67,553
CAPITAL REQUIREMENTS		
6 2/3% of aggregate indebtedness	$	5,689
Minimum capital requirement		5,000
Net capital in excess of requirements	$	61,864
Ratio of Aggregate Indebtedness to Net Capital		1.2633
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2024)		
As Amended		
Net Capital, as reported in Company's Part II unaudited Focus Report	$	67,553
Net Capital, per above		67,553
Difference	$	-

AET Investment Services, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934
December 31, 2024

SCHEDULE II

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

Ferrara CPA

100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
AET Investment Services, LLC

I have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) AET Investment Services, LLC identified the following provisions of 17 C.F.R. §240. 15c3-3(k) under which AET Investment Services,LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—3(k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073, (the "exemption provisions") and (2) AET Investment Services, LLC stated that AET Investment Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph 3(k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
March 20, 2025

AET Investment Services, LLC
6501 N Cedar Road
Building 4, STE C
Spokane, WA 99208

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

AET Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Statement was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed and exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R 5240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

AET Investment Services, LLC

I, Steve Larsen, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

Steve Larsen
Title: CEO